September 12, 2007

VIA ELECTRONIC TRANSMISSION

Mr. Jay Ingram, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	EMC Corporation

Definitive 14A

Filed March 27, 2007

File No. 001-09853

Dear Mr. Ingram:

As discussed, we are writing to request an extension of the time period in which to respond to comments made by staff members of the Securities and Exchange Commission in your letter dated August 21, 2007, to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation. We will provide our response on or before October 19, 2007.

Should you have any questions on the above, please do not hesitate to contact me at (508) 293-6158.

Sincerely,

/s/ Rachel C. Lee

Rachel C. Lee

Senior Corporate Counsel